Falcon’s Beyond Global, Inc.
1768 Park Center Drive
Orlando, FL 32835

VIA EDGAR

January 5, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Falcon’s Beyond Global, Inc.
Registration Statement on Form S-3
File No. 333-292389

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Falcon’s Beyond Global, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 4:00 p.m. Eastern Time, on January 7, 2026, or as soon as practicable thereafter.

Please call Joel L. Rubinstein of White & Case LLP at (212) 819-7642 or Jonathan P. Rochwarger of White & Case LLP at (212) 819-7643 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Bruce Brown
Bruce Brown Chief Legal Officer & Corporate Secretary

cc:	Joel L. Rubinstein, White & Case LLP
Jonathan P. Rochwarger, White & Case LLP